UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     Form 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

     Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f)
                     of the Investment Company Act of 1940

(X) Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See instruction 1(b)

1. Name and Address of Reporting Person:
     The Sagemark Companies Ltd.
     700 Gemini
     Houston, TX 77058

2. Issuer Name and Ticker or Trading Symbol:
     Trans Global Services, Inc.
     TGSI

3. IRS Identification Number of Reporting Person, if an entity (voluntary):

4. Statement for Month/Year:
     February 2000

5. If Amendment, Date of original (Month/Year):

6. Relationship of reporting Person(s) to Issuer:
   ( ) Director  (x)10% Owner  ( )Officer (give title below)
   ( )Other (specify below)

7. Individual or Join/Group Filing (Check Applicable Line):
     ( ) Form filed by One Reporting Person
     (x) Form filed by More than One Reporting Person

___________________________________________________________________________________________________________________________________
 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
___________________________________________________________________________________________________________________________________|
1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           | Date |Code  |                                  |  Beneficially     |(D)or |                           |
                           |      |      |                                  |  Owned at         |      |                           |
                           |      |    | |                  | A/|           |  End of Month     |Indir |                           |
                           |      |Code|V|    Amount        | D |    Price  |                   |ect(I)|                           |
___________________________________________________________________________________________________________________________________|
Common Stock, par value    |02/07/|J   | | 50,000           |D  |(1)        |                   |  I   |     (2)                   |
$.01 per share             |2000  |    | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
Common Stock, par value    |02/16/|S   | |  8,500           |D  |$2.00      |                   |  I   |     (2)                   |
$.01 per share             |2000  |    | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
Common Stock, par value    |02/16/|S   | |100,000           |D  |$1.08      |                   |  I   |     (2)                   |
$.01 per share             |2000  |    | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
Common Stock, par value    |02/29/|S   | |200,000           |D  |$1.08      |             21,494|  I   |     (2)                   |
$.01 per share             |2000  |    | |                  |   |           |                   |      |                           |
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
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |Date |Code  | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
___________________________________________________________________________________________________________________________________|

Explanation of Responses:
(1) - On February 7, 2000, the Reporting Person, transferred to the Issuer, 50,000 shares of the Issuer's common stock in exchange for an extension on a debt guarantee previously given to the Issuer by the Reporting Person.
(2) - Owned by SIS Capital Corp., a wholly-owned subsidiary of the Reporting Person.
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Signature of Reporting Person
/s/Richard Young, President
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